EXHIBIT 12

J. C. Penney Company, Inc.

Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

(Unaudited)

($ in millions)	52 Weeks Ended 1/28/06	52 Weeks Ended 1/29/05	53 Weeks Ended 1/31/04	52 Weeks Ended 1/25/03	52 Weeks Ended 1/26/02
Income from continuing operations before income taxes	$1,444	$1,005	$539	$412	$275

Plus: fixed charges
Interest expense, net	169	223	247	212	219
Add back: interest income included in net interest	111	63	30	41	50
Bond premiums and unamortized costs	18	47	—	—	—
Estimated interest within rental expense	65	55	54	66	72
Capitalized interest	2	1	—	—	2
Preferred stock dividend requirement	—	18	37	39	44

Total fixed charges	365	407	368	358	387
Less: capitalized interest	(2)	(1)	—	—	(2)
Less: preferred stock dividend requirement	—	(18)	(37)	(39)	(44)

Total earnings available for fixed charges	$1,807	$1,393	$870	$731	$616

Ratio of available income to fixed charges and preferred stock dividends	5.0	3.4	2.4	2.0	1.6